Exhibit 99.1

Canadian Zinc provides update on research program to investigate central milling facility in Newfoundland

CZN-TSX
CZICF-OTCQB

VANCOUVER, Jan. 25, 2016 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") is pleased to provide an update on its collaboration project with Buchans Minerals Corporation ("Buchans Minerals"), a wholly owned subsidiary of Minco Plc (AIM: MIO) in which the companies have agreed to jointly undertake a research program aimed at investigating the viability of developing their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits through a central milling facility (see press release dated December 1, 2015).

The objective of the research program is to determine the technical and economic viability of developing the companies' key deposits into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

The Company was awarded funding by the Research & Development Corporation of Newfoundland and Labrador ("RDC") to undertake a research program to complete physical and metallurgical bench scale studies on seven volcanogenic massive sulphide ("VMS") deposits located in central Newfoundland. RDC is providing funding of $535,000 for the project through the GeoEXPLORE Industry-led R&D Technology Development and Demonstration Program. The total cost of the research project is estimated at $735,000.

Metallurgical Sampling

Work completed to December 31, 2015 included diamond drilling to obtain fresh metallurgical samples from four of the seven VMS deposits. These included Canadian Zinc's Boomerang-Domino and Lemarchant deposits and Buchans Minerals' Bobbys Pond and Daniels Pond deposits.

Drilling at the Boomerang-Domino deposit included twinning historic drillhole GA05-12 twice by wedging immediately above the mineralized zone. Drilling at the Lemarchant deposit targeted the thick massive sulphide-barite zone and mineralized footwall zone intersected in historic drillhole LM10-43 with a new vertical drillhole (LM15-107). Assay results from the new drillholes are provided below.

Boomerang Drillhole	Mineralized Zone	From (m)	To (m)	Interval (m)	Zn %	Pb %	Cu %	Ag g/t	Au g/t
GA05-12*	MS	248.25	261.3	13.05	9.58	3.52	0.73	125.5	1.4
GA05-12A	MS	248.3	262.0	13.70	9.18	3.58	0.78	na	na
GA05-12B	MS	248.2	262.1	13.90	9.34	3.91	0.73	na	na

Lemarchant Drillhole	Mineralized Zone	From (m)	To (m)	Interval (m)	Zn %	Pb %	Cu %	Ag g/t	Au g/t
LM10-43*	MS/Ba	205.5	226.35	20.85	12.33	3.2	1.15	77.4	1.69
LM10-43*	FW	226.35	232.1	5.75	3.67	0.17	0.45	10.0	0.31
LM15-107	MS/Ba	187.4	205.2	17.80	10.89	2.64	1.59	na	na
LM15-107	FW	205.2	211.5	6.30	3.37	0.08	0.40	na	na
Notes:	*Historic drillholes (Boomerang 2005, Lemarchant 2010); Intervals estimated at near true thickness.
MS= Massive Sulphide, Ba= Barite, FW=Footwall; na=not analyzed

A single metallurgical sample, totaling 126 kg was prepared for the Boomerang deposit from the mineralized zone intersected by GA05-12A and GA05-12B. Two composite samples, one from the massive sulphide/barite zone (104 kg) and one from the footwall zone (43 kg) were prepared for the Lemarchant deposit from the mineralized zone intersected in LM15-107.

The metallurgical samples from all four deposits have been submitted to Thibault & Associates Inc. for mineralogical investigation, grindability characterization, acid generation assessment and bench scale flotation testing. The metallurgical work is aimed at assessing the amenability of the mineralized samples from the four deposits to a common flotation flowsheet for the production of selective zinc, lead, and copper concentrate products of marketable grade at acceptable metallurgical recoveries. This will serve as a preliminary evaluation of the viability of a single flowsheet and reagent scheme which could be used for processing ore from multiple deposits at a central mill.

DMS Sampling

Twelve 5 to10 kg samples have been submitted to Thibault & Associates for bench scale Dense Media Separation ("DMS") testing. The DMS sampling includes four samples from the Boomerang-Domino deposit, two samples from the Lemarchant deposit, two samples from the Bobbys Pond deposit and one sample from each of the Tulks East, Long Lake, Tulks Hill and Daniels Pond deposits. The DMS testing is designed to assess the amenability of mineralized samples from the deposits to physical upgrading (pre-concentration) at each site as a potential means of reducing transportation costs from mine site to the milling facility and to maximize head grade to reduce processing costs.

The bench scale testing programs will be followed up by the development of a process simulation and cost assessment model to evaluate and identify the key factors impacting the operating economics of a centralized milling concept for processing of the satellite base metal deposits.

Outcomes of the research project will provide key information on which to further evaluate the economic viability of developing the central Newfoundland deposits through a central milling facility. Positive results would lead to continued development work on the known deposits, renewed exploration interest leading to new discoveries and, ultimately, potential mining operations in central Newfoundland.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit). The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Cautionary Statement – Forward-Looking Information
This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Quality Assurance and Quality Control
Drill cores were logged and sampled by Canadian Zinc geological and technical staff with cores descriptively logged on site, photographed, aligned, marked for sampling and split longitudinally using a diamond saw. Samples consisted of halved and quartered NQ-size core (47.6 mm diameter core) with ¾ of the core retained by Canadian Zinc and shipped to Thibault & Associates Inc. in Fredericton, New Brunswick for final sample selection and blending as required for the current metallurgical test program. The remaining ¼ core samples were bagged, tagged, sealed and delivered to Eastern Analytical Limited's laboratory in Springdale, Newfoundland and analyzed for Cu, Pb and Zn. Samples were nominally one metre in length, except where specific geologic parameters required a different interval be sampled. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted limits for the standards and blanks used.

Andrew M. Hussey, P.Geo., Senior Project Geologist, Canadian Zinc Corporation, carried out the 2015 drill programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and approved the contents of this news release.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

%CIK: 0000910569

For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Michael J. Vande Guchte, Vice President, Exploration NL, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, 220 Bay Street,12th Floor, Toronto, ON M5J 2W4; E-mail: invest@canadianzinc.com; Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 25-JAN-16